51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2  Date of Material Change

March 16, 2020.

Item 3  News Release

The news release dated March 16, 2020 was disseminated via Baystreet and Stockwatch.

Item 4  Summary of Material Change

On March 16, 2020, the Company announced that it has entered into a 50% joint venture with an international operator (the “JV Partner”) that has experience in running over 600 crews in their markets and has experience in installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS’s ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, the JV Partner made an investment of US$250,000 into TCTS for a 50% interest in the subsidiary. The funds will be used for operations.

Item 5  Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9  Date of Report

March 16, 2020